News Release

Number 5, 2003

Resin Systems Attracts Special Consultant For Power And Utility Sectors

Edmonton, Alberta, February 27, 2003: Resin Systems Inc. (RS-TSX Venture) announced today that Erich P. Gnandt, P.Eng. will be providing key engineering and marketing services to the Company as it moves to commercialization of a composite material pole for the power and utility sectors.

Commenting on obtaining Mr. Gnandt’s services, Company President and CEO Greg Pendura stated, “Erich is extremely well known and respected within the power industry. We believe he will be a key contributor not only in the area of technical assistance but also with our marketing program. His knowledge and the fact he is well known will be of immense benefit to Resin Systems. This is another important step in our efforts to create the right team to expeditiously exploit opportunities for what we believe will be revolutionary composite poles and crossarms for the power and utility sectors ”.

Mr. Gnandt studied electrical engineering and graduated with a Bachelor of Applied Science from the University of Waterloo in 1980. He practices as a professional engineer in the province of British Columbia, which included managing people and projects with BC Hydro and Powertech Labs Inc. Since 1994, he has been operating his own successful technical engineering and marketing consulting company that now includes among its clients, power utilities and manufacturers from North America, Asia, and Europe. Mr. Gnandt is a member of various ANSI (American National Standards Institute), IEEE (Institute of Electrical & Electronic Engineers) and ASCE (American Society Of Civil Engineers) working groups and task forces involved in revising existing utility standards and application guides as well as formulating new ones for recently introduced products to the utility power industry. He has published numerous technical papers and participated in the formulation of power utility standards including an ASCE application guide on “Recommended Practice for Fiber-Reinforced Products for Overhead Utility Line Structures”.

Mr. Gnandt’s views on the industry and Resin Systems are as follows. “In my opinion, the utilization of composite materials is finally realizing an exponential growth rate as a replacement or alternative material for a multitude of products already on the market and soon as the main structural component for an endless list of new products. Regarding its use by utilities, many composite based products such as composite insulators have been introduced to utilities over 20 years ago with their preference over porcelain acknowledged today by utilities world-wide. As with any product, price and performance are critical to the acceptance and regular usage of composites in the utility industry with the price being the main issue holding back many utilities when first introduced to composite poles. With the expected recommendation and approval for acceptance of composite poles by the National Electric Safety Code (NESC) in USA, this should remove the technical and legal concerns of utilities for buying composite poles. Because of the superior technical characteristics of RSI’s resin “Version”, which is used in the manufacture of their composite poles, RSI should be able to manufacture a mechanically stronger, lighter weight and less expensive composite pole compared to their present competitors. This should overcome and resolve most if not all issues so that utilities can confidently purchase composite poles for both pole replacement and new construction applications”.

Mr. Gnandt’s complete biography can be viewed at www.howardgroupinc.com under Clients: Resin Systems.

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol "RS".

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com www.howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.